UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

Commission File No. 000-32899

Trade Wind Communications Limited
(Translation of registrant's name into English)

Level 9, 220 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TradeWind Communications TWC.V

Media Release December 10, 2002

TWC ANNOUNCES UNAUDITED RESULTS FOR FIRST QUARTER

SYDNEY, AUSTRALIA - Trade Wind Communications Limited has released its unaudited first quarter results for the quarter ended September 30, 2002.

Consolidated revenues (comprising Voice and Data Division revenues of $0.45 million and Flexemessaging Division revenues of $0.8 million) decreased by 24% to $1.26 million for the quarter ended September 30, 2002, compared to $1.66 million (comprising Voice and Data Division revenues of $0.52 million and Flexemessaging Division revenues of $1.14 million) for the quarter ended September 30, 2001. The decrease is largely attributable to the continued economic slowdown highly evident in reduced capital expenditure and discretionary marketing expenditure.

Cost of Goods Sold decreased to $0.51 million, from $0.69 million in the same quarter last year. Cost of Goods Sold as a percentage of revenue decreased to 40%, down from 41% in the corresponding period. Expenses reduced 18% to $1.26 million from $1.54 million in the same quarter in the prior year. Included in expenses for the quarter ended September 30, 2002 is $0.11 million incurred in the development of FLEXMLTM. A net loss from operations before development costs for the quarter ended September 30, 2002 of $0.42 million was reported, as compared to a loss of $0.49 million reported for the quarter ended September 30, 2001. A net loss after development costs for the quarter ended September 30, 2000 of $0.53 million was reported, as compared to a net loss reported for the quarter ended September 30, 2001 of $0.62 million.

"Our focus for 2003 strengthens TWC's drive for the commercialization of our essential messaging product EMdirectTM. Sales strategies are focussed on two channels in both direct sales through our in-house sales team and indirect sales through our alliance partners. These opportunities together with added sales support will provide the platform to manage the stability of the business and its future profitablity and growth" said Mal Hemmerling, Managing Director and Chief Executive Officer, Trade Wind Communications Limited.

For the Board of Directors

/s/ Mal Hemmerling
Mal Hemmerling
Managing Director and CEO
Trade Wind Communications Limited

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (CDNX:TWC.V and TRWDF.OTC.BB/Pink sheets) is a communications and messaging company that has grown from an original base in Australia and has two main business operations:

a) Flexemessaging Division, a large scale messaging ASP with a leading edge proprietary technology platform, FLEXML, offering fax, email and mobile messaging solutions for electronic billing, marketing etc and other forms of electronic corporate communication

b) Voice and Data Systems, a systems integration provider for decision support systems, emergency services and utilities, network monitoring, large-scale data displays and paging infrastructure etc.

The company has a significant customer base of blue-chip Australian financial institutions and government agencies. Corporate management is located in Sydney.

Trade Wind Communications Limited is listed on the CDNX in Vancouver and trades under the symbol "TWC" and trades on the NASDAQ OTC BB/Pink sheets under the symbol "TRDWF".

For more information please contact Mal Hemmerling, Sydney, Australia (61 2) 9250 8888

Web sites: www.flexemessaging.com.au
www.tradewind.com.au
www.tradecentre.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date:  December 11, 2002

/s/ Mal Hemmerling
Mal Hemmerling
Managing Director and CEO